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Exhibit 21.1

Name of Subsidiary	Ownership	State or Country of Incorporation
CPA 18 International Holding and Financing LLC	100%	Delaware
CPA 18 Pan-European Holding Coöperatief U.A.	100%	Netherlands
CPA:18 Limited Partnership	100%	Delaware
CPA:18 Paying Agent LLC	100%	Delaware
SFT INS (TX) LLC	50%	Delaware

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  Exhibit 21.1